Exhibit 10.8

CoLucid Pharmaceuticals, Inc.

March 14, 2006

Dr. Nadia Rupniak

[Home Address Redacted]

Dear Dr. Rupniak:

On behalf of CoLucid Pharmaceuticals, Inc. (the “Company”), I am delighted to offer you the position of Executive Director of Project and Alliance Management. Your employment will begin effective as of March 14, 2006 (the “Effective Date”). Some of the main responsibilities related to this position are referenced in the attached position description. As you know, job duties may be modified as needed. You will report directly to the Chief Executive Officer of the Company.

Compensation and Benefits

Your starting salary will be $160,000 per year, payable in accordance with the Company’s regular payroll practices. Your net compensation will be less all applicable deductions, withholding taxes and other amounts required by federal and state laws.

Performance bonuses will be awarded in accordance with policies established from time to time by the Board of Directors of the Company.

You will be granted options to purchase 100,000 shares of the Company’s Common Stock. The options will be governed in all respects by the Company’s 2006 Equity Incentive Plan. The options will be incentive stock options. The option grant will be subject to your execution and delivery of an option agreement in form and substance acceptable to the Company. The option agreement will provide for a four-year vesting period as follows: One-fourth (1/4) of your options will vest and become exercisable on February 20, 2007, and the remaining three-fourths (3/4) of the options will vest and become exercisable in equal monthly installments on the last day of each month, beginning March 31, 2007, over the following 36 months.

As an important member of the CoLucid team, you will be eligible to participate in the employee group benefit plans described in the CoLucid Employee Handbook, subject to any eligibility requirements of such benefit plans. The handbook initially includes a vacation policy, health care policy and 401(k) plan, but the handbook and benefits are subject to change from time to time.

At-Will Employment

Your employment with the Company is “at will” and is subject to the terms of this letter. While this offer letter states the initial terms of your employment, it is not an employment agreement and does not create an obligation by either you or the Company to continue the employment relationship for any specific period of time. These initial employment terms may be changed in the future.

As you are aware, your employment by the Company is a full-time position. You will be required to devote your full time, attention, skill and effort to the operations of the Company and you will not engage, with or without compensation, in any other business activity; provided, however, that you will be permitted to devote an average of eight hours per month for the first 12 months of your employment to consulting for Dynogen Pharmaceuticals, Inc., and you will be permitted to continue reviewing

Dr. Nadia Rupniak	- 2 -	March 14, 2006

manuscripts for scientific journals and publications, in each case so long as such consulting and manuscript review do not adversely impact your service to the Company or violate any provision of the Supplemental Agreement referred to below.

You hereby represent and warrant to the Company that you are not subject to any employment, non-competition or other similar agreement or restriction that would prevent or interfere with the Company’s employment of you on the terms set forth herein.

In the event that your employment is terminated by the Company without cause, then, upon your furnishing to the Company an effective release of all claims in a form acceptable to the Company, (a) the Company shall compensate you (in a lump sum) for any accrued, unused vacation time as of the termination date and continue to pay your then effective salary (less standard deductions and withholdings) in accordance with the Company’s regular payroll practices for a period ending upon the earlier of (i) three months following the termination date or (ii) the date as of which you commence self-employment or employment with another company or business entity, and (b) any Company options held by you that would have vested during the 90-day period immediately following the termination date shall accelerate and become vested as of the termination date. For purposes of this paragraph, (x) your employment will be considered to have been terminated by the Company without cause if the Company requires, as a condition of your continued employment, that you relocate more than 50 miles from Research Triangle Park, North Carolina, and if, due to such requirement, you choose to resign your employment with the Company, and (y) your consulting work with Dynogen Pharmaceuticals, Inc., referred to above shall not be deemed to constitute self-employment for purposes of clause (a)(ii) above.

Should your employment with the Company terminate for any reason, you agree to submit to an exit interview for the purposes of reviewing this offer letter and the Supplemental Agreement.

Supplemental Agreement and I-9 Forms

Your employment is conditioned upon your execution of a Confidentiality, Inventions and Non-Competition Agreement (the “Supplemental Agreement”). A copy of the Supplemental Agreement is enclosed.

The Company is required by law to obtain evidence of your legal right to work in the United States within three days of your date of hire. Please provide this evidence at your earliest convenience.

We believe your skills and commitment will be valuable assets to the Company and we are confident that you will find your new position both challenging and rewarding. Please confirm your acceptance of this offer by signing and returning a copy of this letter and the Supplemental Agreement.

We look forward to having you join the team at CoLucid. Should you have any questions regarding the provisions of employment, please do not hesitate to ask.

Sincerely,

COLUCID PHARMACEUTICALS, INC.

/s/ J. F. White
James White, President and CEO

Dr. Nadia Rupniak	- 3 -	March 14, 2006

Accepted and agreed:

/s/ Nadia Rupniak
Nadia Rupniak

Description of Responsibilities for

Executive Director of Project and Alliance Management

The Executive Director of Program and Alliance Management will be responsible for leading and coordinating all scientific activities associated with CoLucid programs. The initial program is focused on the development of a 5HT1f agonist for migraine. The person in this position will lead a multi-disciplinary team to advance this program through Phase II clinical trials, development of an optimized dosage form and advance the program through longer term preclinical safety studies. In addition, this person will lead efforts to advance the Sention stigmine program over time to the Phase I stage.